DiamondRock Hospitality Company

3 Bethesda Metro Center, Suite 1500

Bethesda, Maryland 20814

April 24, 2012

BY EDGAR AND OVERNIGHT MAIL

Mr. Kevin Woody, Accounting Branch Chief

Mr. Tom Kluck, Legal Branch Chief

Ms. Stacie Gorman, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DiamondRock Hospitality Company
Form 10-K for fiscal year ended December 31, 2011
Filed February 29, 2012
File No. 001-32514

Dear Messrs. Woody and Kluck and Ms. Gorman:

This letter is submitted on behalf of DiamondRock Hospitality Company (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) as set forth in your letter, dated April 19, 2012 (the “Comment Letter”), to Mr. Sean M. Mahoney, Executive Vice President and Chief Financial Officer of the Company.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Page references in the responses refer to the pages in the Form 10-K as filed with the Commission.

Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis ..., page 44

1.	Please provide the table required by Item 303(a)(5) of Regulation S-K or advise.

Response to Comment No. 1:

The Company acknowledges the Staff’s comment and advises the Staff that the omission of the table required by Item 303(a)(5) of Regulation S-K was inadvertent. The Company has previously filed such contractual obligations table in all other Annual Reports on Form 10-K subsequent to its initial public offering.

Mr. Kevin Woody

Mr. Tom Kluck

Ms. Stacie Gorman

Division of Corporation Finance

April 24, 2012

Notwithstanding the inadvertent omission, the Company believes that it provided investors with substantially the same information in the Form 10-K that would have been included in the table. In each instance, the information provided to the Company’s investors in the Form 10-K was in an easy-to-understand tabular format and the periods presented included at least the periods required by the contractual obligations table.

Long-Term Debt Obligations

The Company provided extensive disclosure regarding its long-term debt obligations on a property-by-property basis as of December 31, 2011. This disclosure included aggregate debt maturities for each year beginning in 2012 through 2016 (and thereafter) in the Form 10-K as follows:

•	Item 2—Our Properties—Debt (page 44)
•	Item 7—Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Senior Unsecured Credit Facility (pages 65 and 66)
•	Financial Statements—Note 9—Debt and Mortgage Debt (pages F-18 to F-21)

Capital Lease Obligations

The Company had no capital lease obligations (as defined in Item 3.03(5)(ii)(B)) as of December 31, 2011 and, accordingly, there would have been no disclosure under this item in the contractual obligations table.

Operating Lease Obligations

With regard to operating lease obligations (as defined in Item 3.03(5)(ii)(C)), the Company provided information with regard to its ground and other operating leases in the Form 10-K as follows:

•	Item 2—Our Properties—Our Ground Lease Agreements (pages 41 to 43)
•

Financial Statements—Note 15—Commitments and Contingencies—Ground Leases (which includes a table that sets forth all future minimum annual rental commitments under all non-cancelable operating leases as of December 31, 2011)(pages F-32 and F-33)

Purchase Obligations

The Company described its commitment to purchase a hotel in New York City upon its completion in the Form 10-K as follows:

•	Item 7—Management’s Discussion and Analysis of Financial conditions and Results of Operations—2011 Highlights—Times Square Development (page 55)

Mr. Kevin Woody

Mr. Tom Kluck

Ms. Stacie Gorman

Division of Corporation Finance

April 24, 2012

•	Financial Statements—Note 15—Commitment and Contingencies—Hotel Under Development (page F-33).

The Company had no other purchase obligations (as defined in Item 3.03(5)(ii)(D)) as of December 31, 2011.

Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP

The Company had no other long-term liabilities to be disclosed pursuant to this item and accordingly, there would have been no disclosure under this item in the contractual obligations table as of December 31, 2011.

The Company confirms that in future filings it will include the contractual obligations table in the form required by Item 303(a)(5) of Regulation S-K.

Sources and Uses of Cash, page 56

2.	In future Exchange Act periodic reports please provide a more detailed analysis of your sources and uses of cash for the current year. With respect to sources of cash, if applicable and known, please quantify your estimated proceeds from anticipated property sales net of expenses and debt repayment, and remaining capacity on any credit facilities that will not expire prior to year end. Please quantify your debt and interest obligations for the current year, budgeted capital expenditures, and any scheduled payments. If applicable and known, please quantify the amount you expect to have to finance or refinance during the current year to satisfy cash needs.

Response to Comment No. 2:

In response to the Staff’s comment, the Company confirms that it will provide a more detailed analysis of its sources and uses of cash for the current year, if applicable and known, as requested above, in future Exchange Act periodic reports, commencing with its next quarterly report on Form 10-Q.

Financial Statements

Notes to the Consolidated Financial Statements

4. Favorable Lease Assets, page F-13

3.	Given your option to acquire a leasehold interest in a parcel of land adjacent to the Westin Boston Waterfront Hotel expires in 2016, explain to us why you are not amortizing the related lease asset over the life of the option agreement. In your response tell us whether the amount paid to acquire the option is refundable if the option expires unused.

Mr. Kevin Woody

Mr. Tom Kluck

Ms. Stacie Gorman

Division of Corporation Finance

April 24, 2012

Response to Comment No. 3:

The Company’s 2007 acquisition of the Boston Westin Waterfront Hotel (the “Hotel”) included, among the assets acquired, an option to develop 320 to 350 new hotel rooms on a vacant land parcel adjacent to the Hotel (the “Option”). The Option expires in 2016. If the Company exercises the Option, the terms of the existing Hotel ground lease will extend to the adjacent land parcel. The Company is not entitled to any consideration if the Option expires unused.

In the Hotel purchase accounting, the Company allocated a portion of the purchase price to the acquisition date fair value of the Option. The Company concluded that the fair value of the Option was derived from (i) the “optionality” value to the Company for the ability to exercise the option between its acquisition date and the expiration date in 2016 (“Option Value”) and (ii) the intrinsic value to the Company if the Option were exercised and the Company benefited from the favorable terms of the Hotel ground lease as compared to market ground lease terms as of the acquisition date (“Intrinsic Value”). Accordingly, the Company allocated purchase consideration for both Option Value ($0.3 million) and Intrinsic Value ($12.75 million) in the purchase accounting.

Under generally accepted accounting principles, intangible assets should be amortized over its period of benefit. The Company separately assessed the period of benefit for the Option Value and Intrinsic Value. The Company’s evaluation of the period of benefit for each of these assets is as follows:

•

Option Value: The Company concluded that the Option Value was created by the Company’s ability to defer a decision to exercise the Option until market conditions provided an appropriate economic return on the construction of 320 to 350 new hotel rooms. The Company concluded that the period during which the Option could be exercised (from the acquisition date through 2016) was the period of economic benefit. Accordingly, the Option Value is amortized on a straight line basis over the period between the Company’s acquisition date and the Option expiration.

•

Intrinsic Value: The Company concluded that Intrinsic Value was created from the ability to enter into a ground lease with favorable lease terms. The Company further concluded that, as of the acquisition date, the timing of exercising the Option was uncertain (the uncertainty remains today). As a result of the exercise date uncertainty, the life of Intrinsic Value is indefinite. Therefore, the Company concluded to periodically evaluate whether any declines in fair value have occurred and to recognize an impairment loss if declines in fair value are other-than-temporary. The Company supported this accounting conclusion by analogy to ASC 815-10-35-5 (formerly EITF 96-11). If the Option is exercised, the carrying value of Intrinsic Value will be recognized as an intangible asset that will approximate the intrinsic value associated with the remaining lease term and will be amortized over the period of economic benefit. If the Option is not exercised or if it becomes probable that the Company will not exercise the Option, the asset will be written off.

Mr. Kevin Woody

Mr. Tom Kluck

Ms. Stacie Gorman

Division of Corporation Finance

April 24, 2012

5. Note Receivable, page F-14

4.	Given that the borrower on the Allerton loan has declared bankruptcy, and foreclosure proceedings have been delayed, explain to us how you determined the loan was not impaired as of December 31, 2011. In your response please provide us with an update on the bankruptcy and foreclosure proceedings through the date of your response.

Response to Comment No. 4:

The Company acquired the $69 million senior mortgage loan (the “Senior Loan”) secured by the Allerton Hotel (the “Allerton”) during 2010 for approximately $60 million. When the Senior Loan was acquired, it was in default and the previous lender had commenced foreclosure proceedings against the borrower under the Senior Loan (the “Borrower”). Due to uncertainty about the timing and amount of cash flows from the Allerton, the Company concluded that it was appropriate to place the note receivable under the Senior Loan in “non-accrual” status and record cash receipts from the Allerton as a reduction in the basis of the Company’s note receivable. Cash receipts from the Allerton during the Company’s ownership period reduced the carrying value of the note receivable to $54.8 million as of December 31, 2011.

Current Status

In May 2011, the Borrower filed for bankruptcy protection, which had the effect of automatically staying the foreclosure proceedings. The Borrower filed a plan of reorganization with the bankruptcy court in December 2011 and a disclosure statement with the bankruptcy court in January 2012. In March 2012, the plan of reorganization and the disclosure statement (together, the “Plan”) were approved for solicitation to the creditors for a vote to approve the Plan. If the creditors approve the Plan, then the Plan will be subject to a confirmation hearing which is currently scheduled for July 2012. The various likely outcomes of the confirmation hearing are discussed below.

Impairment Analysis

The Company assesses its investment in the Senior Loan for impairment on a quarterly basis. The impairment analysis considers multiple factors including the following:

•	Estimated value of cash receipts from the Allerton.

•	Estimated value of the Company’s investment if the bankruptcy court approves the proposed plan of reorganization.

•	Estimated value of the collateral for the note receivable under the Senior Loan.

Mr. Kevin Woody

Mr. Tom Kluck

Ms. Stacie Gorman

Division of Corporation Finance

April 24, 2012

The Company concluded that its investment in the Senior Loan was not impaired as of December 31, 2011. The Company’s conclusion was based on the following possible outcomes of the bankruptcy proceedings:

•

Approval of Plan of Reorganization: Our counsel has advised that if the Plan is approved, the Borrower will emerge from bankruptcy and the Company will hold a new senior mortgage loan secured by the Allerton. The new senior mortgage loan would likely have a face value of at least $66.8 million, a term of three to five years and accrue interest at approximately 4.5%. The Company believes that the face value of the new senior mortgage loan would equal or exceed the carrying value of the Senior Loan ($54.8 million as of December 31, 2011).

•

Obtain Allerton Title: If the Plan is not confirmed, the Company would likely be permitted to file its own plan of reorganization which will provide for the Company’s acquisition of the Allerton. A third party appraisal prepared on behalf of the Company as of December 31, 2011 concluded that the fair value of the Allerton was $68.6 million as of December 31, 2011. This amount is in excess of the carrying value of the Senior Loan at December 31, 2011.

•

Foreclosure and Sale of Allerton: If the Plan is not confirmed, another possible outcome is that the stay of the foreclosure proceedings is lifted and the Allerton is sold in an auction to a third party or to the Company. Based on the recent appraisal, the Company believes that the Allerton would be sold for at least $68.6 million and the Company would then receive sale proceeds up to the amount determined to be due under the Senior Loan, which is projected to be in excess of $70 million. Alternatively, the Company would acquire title to the Allerton by bidding in its Senior Loan. In either event, the value that the Company would receive would be in excess of the carrying value of the Senior Loan at December 31, 2011.

Exhibits

5.	We note that you have incorporated by reference forms of various agreements, rather than executed agreements. For example, please see Exhibit 10.2 and 10.3. Please tell us why you have not filed executed copies of these agreements. Refer to Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Response to Comment No. 5:

In response to the Staff’s comment, the Company hereby advises the Staff that it does not consider Exhibit 10.2 (Form of Hotel Management Agreement) and Exhibit 10.3 (Form of TRS Lease) to be “material” agreements under Item 601(b)(10) of Regulation S-K. The Company considers these exhibits to represent agreements that are entered into in the ordinary course of its business and therefore does not consider such exhibits to be “material.” The Company has historically filed these exhibits on a voluntary basis to provide additional information regarding the Company’s business. The Company believes, however, that the extensive disclosure provided in the Form 10-K regarding each of its management and franchise agreements (see, for example, the disclosure under the captions “Our Hotel Management Agreements,” “Amounts Payable under our Hotel Management Agreements” and “Our Franchise Agreements”) adequately disclose the material terms of each of these agreements. The Company will update its exhibit index in its future Annual Report on Form 10-K to delete these two form of exhibits.

Mr. Kevin Woody

Mr. Tom Kluck

Ms. Stacie Gorman

Division of Corporation Finance

April 24, 2012

Certain other exhibits filed as a form to the Form 10-K (Exhibits 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.14, 10.15 and 10.16) consist of the form of equity award agreements with respect to the Company’s compensatory plans. The Company respectfully advises the Staff that the form of equity award agreements were filed pursuant to Item 601(b)(10)(iii) of Regulation S-K as a form (in lieu of filing each director’s or executive officer’s personal agreements) consistent with Instruction 1 to Paragraph (b)(10) of Item 601 of Regulation S-K. The Company does not believe there are particular provisions in such personal agreements whose disclosure is necessary to an investor’s understanding of that individual’s compensation under the plan.

With respect to Exhibit 10.18 (Form of Indemnification Agreement), the Company respectfully advises the Staff that it has entered into an indemnification agreement with each of its directors and certain executive officers. Each of these agreements are identical other than the names of the parties thereto and the dates of execution. Accordingly, the Company elected to file only the form of the indemnification agreement as permitted by Instruction 2 to Item 601 of Regulation S-K.

The Company respectfully advises the Staff that the Company filed a form of severance agreement (Exhibit 10.13) executed by each of our named executive officers (other than Mr. Tennis, the Company’s Executive Vice President and General Counsel) pursuant to Instruction 2 to Item 601 of Regulation S-K because such executed severance agreements are substantially identical in all material respects except as the parties thereto, the dates of execution, or other details. In addition, a description of the terms of these severance agreements were extensively disclosed in the Form 8-K dated as of March 9, 2007 (the “Form 8-K”). Among other disclosure, the Form 8-K included a table that sets forth the individual cost of termination under the severance agreement for each named executive officer (see, “Cost of Termination Under the New Severance Agreements”). As such, the Company determined that filing the executed agreements or a schedule setting forth the material differences was unnecessary pursuant to Instruction 2 of Item 601 of Regulation S-K.

With regard to Mr. Tennis, his severance agreement with the Company was not substantially identical in all material respects to the other named executive officers because his severance agreement does not include any tax gross-up protection. Accordingly, the Company filed the form of his severance agreement as Exhibit 10.20 to the Form 10-K. The Company respectfully informs the Staff that such form of severance agreement was validly executed by Mr. Tennis in the form filed with the Commission. Thus, no information—material or otherwise—was omitted from the filing other than a conformed signature, date and the executive’s address. The Company respectfully advises the Staff that it will include in its upcoming quarterly report on Form 10-Q as an exhibit a final executed copy of this severance agreement.

Mr. Kevin Woody

Mr. Tom Kluck

Ms. Stacie Gorman

Division of Corporation Finance

April 24, 2012

*     *     *

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 240-744-1188, by facsimile transmission at 240-744-1199 or by e-mail at btennis@drhc.com or Suzanne Lecaroz by phone at 617-570-1306, by facsimile transmission at 617-523-1231 or by email at slecaroz@goodwinprocter.com.

Sincerely,

/s/ William J. Tennis
William J. Tennis
Executive Vice President, General Counsel and Corporate Secretary

Cc:	Mark W. Brugger
Sean M. Mahoney
DiamondRock Hospitality Company

Gilbert G. Menna
Suzanne D. Lecaroz
Goodwin Procter LLP